Contact

www.linkedin.com/in/jswaim
(LinkedIn)

Top Skills

Marketing Strategy
New Media
Social Networking

Certifications

ASU GSV Summit 2016

Honors-Awards

First 360º Inflight Entertainment System
Best in Class - International ADDY Award
Grameen Bank - The People's Fund
State of the World Forum
Best-Selling College Textbook

Jeff S.

Entrepreneur. Iconoclast. Purveyor of happiness.
Denver, Colorado, United States

Summary

As a serial entrepreneur over the past 30 years, I have had the opportunity to work with some of the most amazing people, projects, and brands on the planet. I am a technology freak and digital marketing wolverine, and I thrive on the challenge of solving complex problems, creating breakthroughs, and growing businesses. In the past 15 years, technology — and especially the internet— have enabled the biggest opportunities to contribute. I am paradoxical: an accounting major who has been an award-winning Creative Director, a software developer, and owned five privately-held telephone companies. I am passionate about the Internet, technology, and company culture, and believe together they represent the biggest opportunity for me to make a significant difference in the world.

Specialties: interactive viceo, new media, social networking, online marketing strategies, integrating non-traditional search marketing, marketing strategies, relationship-building, Web development, lead conversion, CRM, training, application development, and solving huge problems.

Experience

Vidavu

Founder / Chief Innovation Officer
September 2022 - Present (4 years 1 month)
Denver, CO

My life's passion project—Vidavu is a SassS platform (and my grand plan) to leverage the scale of technology to connect with hundreds of millions of people around the world. Vidavu will spread positivity, inspire creativity, amplify success, and most of all—shine a light on the amazing stories that comprise our lives.

Xfluence

Founder / Chief Innovation Officer
July 2019 - Present (7 years 3 months)

Denver, CO

Xfluence is an enterprise digital experience platform (DXP) that is changing the game in performance marketing. "Digital Experiences" offer the very best of performance strategies, including hyper-personalization, interactivity, video / multimedia, infused AI and data, transaction, and micro-analytics. These powerful features are wrapped in a symphonic user journey that converts interest to action at the highest levels in the industry.

Influence Technologies

6 years 7 months

ceo / chief innovation officer

January 2013 - July 2019 (6 years 7 months)

Greater Denver Area

Tribe leader of a tech-enabled services growth-stage start-up focused on "scaling the human element" through a proprietary, interactive video experience platform (iVX™) designed to materially deliver scale, improve user experience and business metrics in the areas of lead generation, lead conversion, CRM, education, coaching/training, and operations. To date, we have "delivered WOW" to a world-class roster of clients who use our technology to make their businesses better, including Arizona State University, Assurant, DEX One Media, Ford, Link-Up International, Markle Foundation, Microsoft, RE/MAX, Starbucks, The George Washington University, and Xerox.

Chairman of the Board

March 2019 - June 2019 (4 months)

Wired World Media

Creative Director

April 2001 - December 2012 (11 years 9 months)

Denver, CO

I am privileged to lead a tribe of some of the most amazing and talented digital marketing people in the world. We are committed to changing the way businesses do business, by proving a "being-based" business model (a company that invests an inordinate amount of resources in the well-being of their human beings) will be more successful—including in the domain of profitability. My responsibilities include vision, leadership, business strategy, marketing, and technical consultation for all development projects. Specific areas of focus are:

• Concepting and implementing niche online development projects with quick-to-market, low investment / high return ratios.
• Online brand development, web site traffic growth, web site UI and incremental revenue models.
• Strategic consulting, including online and offline integrated marketing campaigns.

Mphasis Inc.
Exec Vice President — Digital Innovation
2004 - August 2008 (4 years)

Responsible for strategic direction and transformation of 30+ year old traditional ad agency into a digital market leader. Responsibilities included digital thought leadership, driving technology-oriented culture, and high level client research, strategy and planning. Developed several proprietary tools including a Creating Customers for Life™ CRM system; an Interactive strategy tool called a SIMPLE Audit™ which evaluates and scopes client online "potential" to actual; and an integrated SEM tool to enroll multi-disciplinary talent in the process. Oversaw agency creative and technical teams, including liaison work between outside digital partners when required. In the end, I am responsible for delivering clients powerful, digital strategies and tactics that deliver measurable results.

Key Client experience: Dairy Queen, Frontier Airlines, First Data, Mercedes–Benz, Black Hills Corporation, University of Phoenix, Qdoba, Denver Business Journal, Caretouch Communications, Guaranty Bank, Subaru North America, DeVry University, Wild Blue Yonder, Lutron Electronics, Gary Energetics, SCF Arizona, Pinnacol Assurance, and Westwood College.

HenryGill Communications
Creative Director
2001 - 2004 (3 years)

Responsible for oversight of HenryGill's creative and interactive departments and delivery of strategic-based creative solutions for our clients. Staff included senior and junior art directors, copywriters, editors, production artists and programmers. Creative Director highlights include:

• Winning an International ADDY Award for Best Online Presentation for match.com

• Creating and delivering a new in-flight entertainment concept for Frontier Airlines — a 360° branded entertainment model that included integrated broadcast, print, and online solutions
• Concept and delivery of an online viral customer advocacy program for Subaru North America

Amherst Reeves Worldwide

Founder /Vice-President Creative Strategy

1994 - 2001 (7 years)

Promoted company growth from a first-year startup revenue of $250,000 to over $30.2 million in capitalized billings during a six-year period. Met or exceeded company sales goals every year including 225% increase in year two. Managed a team of 35 employees responsible for developing and implementing short- and long-term client marketing plans. Led strategic planning efforts for all agency accounts. The company was acquired by the prestigious Denver-based HenryGill Advertising agency in 2001.

Key Client experience: Little Caesars, Harley Davidson (branded products), Blue/Cross Blue/Shield, Norwest Bank, Evolving Systems, Grameen Bank, Wide Ride Snowboards, Midnight Star Casino, Rhythms, GEIT, Boulder Technologies, Houghton Mifflin Company, Rudolf Steiner Foundation, and Walmart.

Breakthrough Enterprises

Director of Marketing

1987 - 1994 (7 years)

Focused on student retention (and success), I was responsible for creation of the company strategic marketing plan and development of all creative tools required for execution of the plan, including designing the core product and best-selling college textbook in America—Becoming a Master Student. Built on a foundation of operating as a values-based business -- we achieved a 25% marketshare of all college and universities in North America. The company was acquired in 1994 by Houghton Mifflin Company out of Boston, MA.

Education

MITx - Micromasters

Master’s Degree, Technology · (2016)

Keller Graduate School of Management of DeVry University
MBA, Marketing · (2007 - 2010)

National College
B.S., Accounting / A.S. Computer Science · (1980 - 1984)